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                                                                      EXHIBIT 56

                                                                 [INTEROIL LOGO]

PRESS RELEASE

           INTEROIL ANNOUNCES DRILLING PARTICIPATION BY NORTH AMERICAN
                                INVESTMENT GROUP

APRIL 3, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today it has successfully concluded an agreement with a group of North American investors for additional funding for its recently initiated multi-well drilling program.

The group of investors, "PNG Energy Investors LLC," has agreed to pay InterOil an amount of US$5.4 million to be used for the previously announced multi-well drilling program. This investment will earn the group an interest in any development that may result from that program.

The group has a right to convert all or part of that investment into common stock in InterOil at C$15.00 per share. The agreement to convert is subject to regulatory approval.

The eight well program recently commenced with the spudding of the Moose prospect on 27 March 2003. "This commitment by the group of North American investors confirms the value being created in our upstream exploratory program and reaffirms our belief in the significant potential of several identified world class prospects" stated Phil Mulacek, CEO of InterOil.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC", an agency of the US Government. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                AUSTRALASIA
-------------                                -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX USA                              Cairns, Qld Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600